[Exhibit (a)(14)]

                                   CR+NS

                             THE BETTER CHOICE

     Norfolk Southern s acquisition of Conrail is the last chance to assure that there will be balanced, competitive rail transportation in the East and the service reliability and quality that competition assures. With many experts predicting a final round of rail consolidation, it is essential that competition in the East be maintained and strengthened.

     RAILROAD MERGERS -- A NATURAL TREND
     Railroads have been merging almost since the first trains ran in the United States. A common theme has run through the industry s mergers right from the start. By combining, railroads could serve more customers more efficiently with broader networks and provide better service to those customers.

     Driven by globalization of trade and customer demand that transportation providers serve even larger territories and offer more complete and better service, railroad consolidation in recent years has spurred the creation of large carriers that operate extensive networks throughout several regions of the United States.

     From approximately 40 Class I railroads that were in business in 1980 when the industry was deregulated, mergers have shrunk the roster to today s five giant systems. The West is blanketed by two companies, Union Pacific and Burlington Northern Santa Fe, while three carriers, Conrail, Norfolk Southern and CSX Transportation, cover the East. History reveals that current efforts to acquire Conrail should come as no surprise.

     CR+NS -- TRANSPORTATION EXCELLENCE
     History does not teach that all mergers are equal in benefit or harm. Some mergers are better than others. CR+NS will be superior to a CSX/CR combination in many ways.

     For three of the past four years, Norfolk Southern was America s Most Admired Railroad in FORTUNE s Corporate Reputations Survey. Overall, in the 1997 results Norfolk Southern ranks among the top 10% of the more than 430 companies rated. Norfolk Southern will bring this excellence in quality of service and employees, financial soundness, community and environmental responsibility, and other factors to the CR+NS combination.

     Customers throughout the northern U.S. will gain the benefits of Norfolk Southern intermodal expertise. Norfolk Southern s intermodal traffic has grown at twice the industry rate in the last decade and reflects Norfolk Southern s expertise and interest in shorter haul intermodal traffic. Every intermodal unit handled by CR+NS is one more long haul truck off northeastern highways.

     While railroads now dominate the long haul movement of truck and container freight, over-the-road truckers still prevail in short haul markets. CR+NS will change that. Rail intermodal traffic generally is competitive with trucks on hauls of 750 miles or more, but NS is competitive on hauls as short as 500 miles.

     Norfolk Southern will extend its bimodal Triple Crown service into new markets as well.

     CR+NS will bring to employees and communities the benefits of a consistently aggressive and successful industrial development department. Norfolk Southern s economic development efforts, in conjunction with the states and communities it serves, located 8 of the last 11 new auto assembly plants on Norfolk Southern.

     CR+NS will open markets throughout the eastern U.S. to more efficient single line service. For example, paper movements from plants in the Southeast to northeastern markets will benefit. Improved car utilization for clay shippers with movements to the Northeast will result from elimination of interchange inefficiencies.

     Extensive new direct, through services will be created. CR+NS will create a lot of new and faster carload services by using the best routes and best yards of the combined company.

     New service will link Conrail points with Kansas City. The NS route bypasses congested terminals in both Chicago and St. Louis. New carload service will operate down the Eastern Seaboard, providing direct service between Philadelphia, Wilmington and Baltimore and the Southeast. Another new carload service will operate directly from the Northeast to the Southeast on a shorter, faster route than the current I-81 corridor. Traffic that now moves the long way around via Cincinnati in joint line service now will follow these direct routes, saving both time and mileage.

     CR+NS will bring to the Northeast rail operations that consistently have a lower ratio of operating expenses to revenue than any other major railroad. This efficiency is achieved through the dedication and discipline of Norfolk Southern employees. Conrail employees will become part of a system with the best safety record in the industry and that is widely regarded as the best-run and most efficient railroad.

     Conrail and CSX facilities overlap in 60 communities, and Conrail s major Hollidaysburg and Altoona, Pa., car and locomotive shops are just 70 miles from CSX s facilities at Cumberland, Md. With far less overlap, CR+NS is likely to see far fewer job losses.

     Basically, CR+NS are an end-to-end merger with fewer competitive problems than a CSX/CR merger creates.

     Balanced competition will stimulate even greater economic activity in the region, resulting in more growth opportunities and job creation under CR+NS.

     CR+NS -- BALANCED COMPETITION
     Unlike the competing CSX/CR plan, CR+NS is pro-competitive. Putting substance to its Principles of Balanced Competition, Norfolk Southern is committed as part of its merger plan to assure competitive balance throughout the region by transferring lines to competitors. Norfolk Southern and CSX already compete vigorously throughout the Southeast and much of the Midwest, although CSX is the larger railroad. Conrail, created by the federal government in 1976 following the bankruptcy of six eastern railroads, has a virtual monopoly in the vital New York market, and dominates other parts of the Northeast.

     A merger of Conrail with either NS or CSX would create an unbalanced rail transportation environment throughout the East unless steps are taken to restore the balance. CSX/CR would dominate rail transportation with almost 70% of the market by revenue; without a competitive remedy the CR+NS market share would be approximately 61%. Norfolk Southern will take positive steps to remedy the imbalance.

     WHAT IS BALANCED COMPETITION?
     Balance is not merely the act of changing colors of lines on a map. Competitive balance is a combination of market share, geographic coverage, market access and commodity diversity.

     That is the situation that prevails in the West. Union Pacific and Burlington Northern Santa Fe both go just about everywhere and are comparable in size, although UP is slightly larger. Neither is dependent on a single commodity for its future. Balance assures that neither western carrier is in a position to dominate the rail transportation market and reduce competitive options for freight shippers.

     In the Southeast, CSX and NS long have competed on relatively equal terms. CSX enjoys broader geographic coverage and a 55% market share, but NS is more profitable. As an independent carrier, Conrail acts as a neutral in the Northeast, even though it competes with NS and CSX in the Midwest. Today, both NS and CSX must interchange freight with Conrail to reach customers in the Northeast. A merged Conrail, with either NS or CSX, affects much more than the Northeast. Absent the kind of competitive balance Norfolk Southern proposes and which exists in the West and Southeast today, the merged carrier would not only dominate the Northeast, it would extend that domination south and westward.

     As a result, the non-merging carrier would be forced to interchange much of its traffic with its competitor and eventually would be driven from now competitive markets. This elimination of competitive service would not be good for freight shippers any more than it would be good for the losing railroad.

     With CSX/CR, 64 cities face a reduction from two competing railroads to one, compared with only 38 two-to-one points under CR+NS. CSX/CR results in 7 cities with more than 100,000 population -- Baltimore; Philadelphia; Pittsburgh; Indianapolis; Dayton, Ohio; Grand Rapids, Mich., and Youngstown, Ohio -- in the two-to-one category. CR+NS produces only two -- Erie, Pa., and Fort Wayne, Ind. Similarly, only one short line railroad would lose competitive connections under CR+NS, while 18 would become totally tributary to CSX/CR. Norfolk Southern will maintain competition at all those points.

     CREATION OF BALANCED COMPETITION
     While a CR+NS combination has much less geographic overlap than CSX/CR, Norfolk Southern is committed to preserving competition where the systems overlap. Norfolk Southern will go farther, by opening the Northeast -- most significantly the New York/New Jersey metropolitan area and the vital ports in that region -- to service by two strong competitors for the first time in more than 20 years. This will bring competitive balance between CR+NS and CSX closer to 55%-45%. It also will assure that freight shippers will have competitive options throughout the eastern half of the nation.

     Norfolk Southern will further assure that competition is real by transferring ownership of competing lines. Through ownership, carriers can differentiate their service and make normal business decisions about capacity and investment. This is necessary in the Northeast, where NS and CSX lack market presence and facilities in numerous major markets. In the West, both large rail systems already were in most markets and grants of trackage rights could fine-tune competitive balance.

     CR+NS -- BENEFITS FOR ALL CONSTITUENCIES
     Norfolk Southern recognizes the public policy benefits of market share and geographic coverage balance. Basically, CR+NS has fewer disruptions to communities, workers and short line railroads than would a CSX/CR combination, as well as far greater service and efficiency benefits.

     For rail service customers, for rail employees, for the communities we serve, for the deregulated rail industry, and for the public at large, CR+NS clearly is

     THE BETTER CHOICE!

     2/28/97